2001 ANNUAL REPORT
TO
STOCKHOLDERS



FIRST McMINNVILLE CORPORATION
McMinnville, Tennessee

TABLE OF CONTENTS

FIRST McMINNVILLE CORPORATION

200 East Main Street
McMinnville, Tennessee 37110

Dear Stockholder:

Financially your company and its subsidiary, First National Bank of McMinnville had a successful year in 2001. Assets as of December 31, 2001 were $283,770,928. Earnings per share were $7.87 with 37.78% being paid to you, our shareholder, as dividends. For 2001, our return on average assets was 1.50% and the return on average equity was 10.24%. On December 31, 2001, your company was paying $79.29 per share for its stock. This was a 6.63% increase from December of 2000.

On October 1, 2001 John W. Perdue was hired as our new president. Mr. Perdue has over twenty years of banking experience. He was serving as President and CEO of First National Bank and Trust Company in Athens, Tennessee before joining our organization. Mr. Perdue and his wife Nancy lived in McMinnville in the early seventies when he was Manager of the Sears store. He is a firm believer in community banking. Working in conjunction with other members of our dedicated and competent staff, his knowledge and expertise should enhance our ability to remain an essential entity in the economic community of our trade area.

During 2001 we formed a new subsidiary, First Community Title and Escrow. We believe this will give us the opportunity to provide a needed service for our community. It will enable us to facilitate loan closings for the secondary market.

As the value of your investment in First McMinnville Corporation continues to grow, we are confident you will encourage your family and friends to utilize the services First National Bank has to offer. Our staff remains committed to continue the tradition of being a sound fiscal institution while offering innovative banking to our customers.

With your support and loyalty, we believe we can continue to enhance your investment and provide our customers banking with the hometown touch.

Charles C. Jacobs

Charles C. Jacobs
Chairman and CEO

SUMMARY OF SELECTED FINANCIAL DATA (Unaudited)

The following schedule presents the results of operations, cash dividends declared, total assets, stockholders' equity and per share information for the company for each of the five years ended December 31, 2001.

	In Thousands, Except Per Share Information				
	Year Ended December 31,				
	2001	2000	1999	1998	1997
Interest income	$ 19,418	19,450	18,393	17,406	15,691
Interest expense	9,787	10,276	8,959	8,454	7,081
Net interest income	9,631	9,174	9,434	8,952	8,610
Provision for possible loan losses	180	180	180	180	220
Net interest income after provision for possible loan losses	9,451	8,994	9,254	8,772	8,390
Non-interest income	625	671	846	672	618
Non-interest expense	(4,181)	(4,011)	(3,958)	(3,869)	(3,850)
Earnings before income taxes	5,895	5,654	6,142	5,575	5,158
Income taxes	1,748	1,758	1,926	1,705	1,577
Net earnings	$ 4,147	3,896	4,216	3,870	3,581
Comprehensive earnings	$ 5,403	6,303	332	3,914	3,912
Cash dividends declared	$ 1,565	1,517	1,491	1,414	1,341
Total assets - end of year	$283,721	269,160	263,707	243,027	212,765
Stockholders' equity - end of year	$ 41,380	37,707	33,600	34,886	32,557
Per share information:					
Basic earnings per common share	$ 7.94	7.43	7.91	7.24	6.68
Diluted earnings per common share	$ 7.87	7.37	7.88	7.23	6.67
Dividends per share	$ 3.00	2.90	2.80	2.65	2.50
Book value per share end of year	$ 79.43	72.17	63.17	65.40	60.73
Ratios:					
Return on average stockholders' equity	10.24%	11.13%	11.82%	11.23%	11.30%
Return on average assets	1.50%	1.48%	1.65%	1.63%	1.73%
Average stockholders' equity to average assets	14.68%	13.31%	13.94%	14.55%	15.34%


ASSETS
(MILLIONS)
300
250
200
150
100
50
0
212.8
243.0
263.7
269.2
283.7
1997
1998
1999
2000
2001


EQUITY
(MILLIONS)
45
40
35
30
25
20
15
10
5
0
32.6
34.9
33.6
37.7
41.4
1997
1998
1999
2000
2001


DEPOSITS
(MILLIONS)
250
200
150
100
50
0
172.9
185.3
195.9
210.9
213.3
1997
1998
1999
2000
2001


NET LOANS
(MILLIONS)
140
120
100
80
60
40
20
0
110.2
125.2
133.9
134.3
138.9
1997
1998
1999
2000
2001


DIVIDENDS PER SHARE
(DOLLARS)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.50
2.65
2.80
2.90
3.00
1997
1998
1999
2000
2001


BASIC EARNINGS PER SHARE
(DOLLARS)
8
7
6
5
4
3
2
1
0
6.68
7.24
7.91
7.43
7.94
1997
1998
1999
2000
2001

DIRECTORS OF FIRST McMINNVILLE CORPORATION
and
FIRST NATIONAL BANK OF McMINNVILLE



Charles C. Jacobs
CEO and Secretary
First National Bank
Chairman, President and CEO
First McMinnville Corporation



John W. Perdue
President
First National Bank



Paul O. Barnes
Chairman
B & P Lamp Supply, Inc.



J. Gregory Brock
Owner
Brock Construction Company



Arthur J. Dyer
President
Metal Products Company



Dean I. Gillespie
President
Bridge Builders, Inc.



Rufus Gonder
C.P.A.



G. B. Greene
President
Womack Printing Co., Inc.

DIRECTORS OF FIRST McMINNVILLE CORPORATION
and
FIRST NATIONAL BANK OF McMINNVILLE
Continued



Robert W. Jones
Former Chairman of the Board
First National Bank and
First McMinnville Corporation



Levoy Knowles
General Manager
Ben Lomand Rural Telephone Cooperative



Doug Milner
General Manager and
Vice President
Middle Tennessee
Dr Pepper Bottling Company



John J. Savage, Jr.
Former Executive Vice President
and Trust Officer
First National Bank



Carl M. Stanley
President and CEO
Burroughs-Ross-Colville Co. LLC

OTHER OFFICERS OF FIRST McMINNVILLE CORPORATION



Diane Bogle
Sr. Vice President



Lester Cowell
Sr. Vice President



Brent Foster
Sr. Vice President



David Marttala
Sr. Vice President



Kenny Neal
Sr. Vice President
Treasurer
Chief Financial Officer



Phil Whisenhunt
Sr. Vice President



Carol Locke
Secretary

OFFICERS OF FIRST NATIONAL BANK OF McMINNVILLE

Charles C. Jacobs
Chief Executive Officer
and Chairman

John W. Perdue
President and
Chief Lending Officer

Diane Bogle
Sr. Vice President - Loans

Lester Cowell
Sr. Vice President - Loans

Brent Foster
Sr. Vice President - Loans

David Marttala
Sr. Vice President - Legal Counsel
Trust Administrator

Kenny Neal
Sr. Vice President - Cashier

Phil Whisenhunt
Sr. Vice President - Loans

Mary Jane Bell
Vice President - Loans

Carol Locke
Secretary
Manager - Human Resources

Michelle Brock
Assistant Vice President
Manager - Smithville Hwy. Branch

Fred L. Greene
Assistant Vice President
Manager - Viola-Morrison Branches

Nancy McBee
Assistant Vice President
Manager - Sparta Rd. Branch

Queita Roberts
Assistant Vice President

Cindy Swann
Assistant Vice President
Auditor - Compliance Officer

Michael Weeter
Assistant Vice President
Network Manager

Gail Youngblood
Assistant Vice President
Manager - Data Processing

Melba Slaughter
Banking Officer - Operations

Connie Bell
Assistant Trust Officer

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE



Left to right,
Standing:
Sherri Blair,
Patti Barnes,
Cindy Pearson,
Mary Jane Bell.
Seated:
Vickie Millraney,
Aimee Hale,
Tina Graham.



Left to right,
Standing:
Judy Rigsby,
Sue Heatherly,
Fred Greene,
Melodie Hawkins.
Seated:
Mozelle Terry,
Stephanie Whitaker,
Marian Jacobs.



Left to right,
Standing:
Jenny Boyd,
Rhonda Gibbs,
Tammy Horn.
Seated:
Ronalda Ralph,
Vickie Mitchell,
Helen Martin.

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE Continued



Left to right, Standing: Kristi Judkins, Kathy Templeton, Cindy Swann, Derita Reed. *Seated:* Donna Mears, Hollie York, Dean Cantrell, LeeAnn Davis.



Left to right, Standing: Beth Miller, Jennifer McBride, Queita Roberts, Shirley Reed. *Seated:* Greta Martin, Doris Beard, Sherry Beechum, Sue Tribbey. *Unavailable:* Nicole Chisam.



Left to right, Standing: Dickie Kesey, Peggy Smith, Linda Phillips, Elizabeth Tompkins, Donna Young Michael Weeter. *Seated:* Jill Griffin, Gail Youngblood, Loretta Evans, Connie Sanders.

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE Continued



Left to right,
Standing:
Karen Miller,
Vanessa Kaksa,
Julie Ward,
Mandy Norris,
Rebecca Mullican,
Stacey Burnett.
Seated:
Michelle Brock,
Alice Faye Smith,
Holly Wood,
Addie Lee Fults.

Left to right,
Standing:
Melba Slaughter,
Connie Bell,
Tom Ward.
Seated:
Sandra Petzoldt,
Nancy McBee,
Becky Hash.





Left to right,
Standing:
Cindy Pearson, **Employee - 3rd Quarter,**
Derita Reed, **Employee - 2nd Quarter & Employee of the Year,**
Seated:
Marian Jacobs, **Employee - 1st Quarter,**
LeeAnn Davis, **Employee - 4th Quarter,**


FIRST
NATIONAL
BANK
HIGH TOP
SCHOOL
FIRST NATIONAL BANK



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide insight into the financial condition and results of operations of the Company and its subsidiaries. This discussion should be read in conjunction with the consolidated financial statements.

Forward-Looking Statements

Management's discussion of the Company, and management's analysis of the Company's operations and prospects, and other matters, may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other provisions of federal and state securities laws. Although the Company believes that the assumptions underlying such forward-looking statements contained in this Report are reasonable, any of the assumptions could be inaccurate and, accordingly, there can be no assurance that the forward-looking statements included herein will prove to be accurate. The use of such words as expect, anticipate, forecast, and comparable terms should be understood by the reader to indicate that the statement is "forward-looking" and thus subject to change in a manner that can be unpredictable. Factors that could cause actual results to differ from the results anticipated, but not guaranteed, in this Report, include (without limitation) economic and social conditions, competition for loans, mortgages, and other financial services and products, changes in interest rates, unforeseen changes in liquidity, results of operations and financial condition affecting the Company's customers, as well as other risks that cannot be accurately quantified or completely identified. Many factors affecting the Company's financial condition and profitability, including changes in economic conditions, the volatility of interest rates, political events and competition from other providers of financial services simply cannot be predicted. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate from period to period. The purpose of this type of information is to provide readers with information relevant to understanding and assessing the financial condition and results of operations of the Company, and not to predict the future or to guarantee results. The Company is unable to predict the types of circumstances, conditions, and factors that can cause anticipated results to change. The Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of changes or unanticipated events, circumstances, or results.

General

First McMinnville Corporation is a one bank holding company which owns 100% of First National Bank of McMinnville. First National Bank of McMinnville ("Bank") is a community bank headquartered in McMinnville, Tennessee serving Warren County, Tennessee as its primary market area. The Company serves as a financial intermediary whereby its profitability is determined to a large degree by the interest spread it achieves and the successful measurement of risks. The Company's management believes that Warren County offers an environment for continued growth and the Company's target market is local consumers, professionals and small businesses. The Company offers a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposits, and loans for consumer, commercial and real estate purposes. The Company also offers custodial and trust services. Deposit instruments in the form of demand deposits, money market savings and certificates of deposits are offered to customers to establish the Company's core deposit base. In 2001, the Bank formed a subsidiary, First Community Title & Escrow Company. The new subsidiary had no operations in 2001.

In a market such as Warren County, management believes there is an opportunity to increase the loan portfolio. The Company has targeted commercial business lending, commercial and residential real estate lending, and consumer lending as areas of focus. It is the Company's intention to limit the size of its loan portfolio to approximately 75% to 80% of deposit balances; however, the quality of lending opportunities as well as the desired loan to deposit ratio will influence the size of the loan portfolio. As a practice, the Company generates substantially all of its own loans and occasionally buys participations from other institutions. The Company attempts, to the extent practical, to maintain a loan portfolio which is capable of adjustment to swings in interest rates. The Company's policy is to have a diverse loan portfolio. At December 31, 2001, the nursery industry constituted the largest single industry segment and accounted for $10,226,000 (7.27% of the Company's loan portfolio) as compared to $10,426,000 or 7.66% in 2000. No other segment accounted for more than 10% of the portfolio. Management is not aware of any adverse trends or expected losses in respect to the nursery industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Capital Resources, Capital and Dividends

Regulations of the Office of the Comptroller of the Currency ("OCC") establish required minimum capital levels for the Bank. Under these regulations, national banks must maintain certain capital levels as a percentage of average total assets (leverage capital ratio) and as a percentage of total risk-based assets (risk-based capital ratio). Under the risk-based requirements, various categories of assets and commitments are assigned a percentage related to credit risk ranging from 0% for assets backed by the full faith and credit of the United States to 100% for loans other than residential real estate loans and certain off-balance sheet commitments. Total capital is characterized as either Tier 1 capital - common stockholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred - or total risk-based capital which includes the allowance for loan losses up to 1.25% of risk weighted assets, perpetual preferred stock, subordinated debt and various other hybrid capital instruments, subject to various limits. Goodwill is not includable in Tier 1 or total risk-based capital. The Company and its national bank subsidiary must maintain a Tier 1 capital to risk-based assets of at least 4.0%, a total risk-based capital to risk-based assets ratio of at least 8.0% and a leverage capital ratio defined as Tier 1 capital to adjusted total average assets for the most recent quarter of at least 4%. The same ratios are also required in order for a national bank to be considered "adequately capitalized" under the OCC's "prompt corrective action" regulations, which impose certain operating restrictions on institutions which are not adequately capitalized. The Company has a Tier 1 risk-based ratio of 26.36%, a total risk-based capital ratio of 27.51% and a leverage capital ratio of 14.59%, and was therefore within the "well capitalized" category under the regulations. The subsidiary bank's ratios were substantially the same as those set forth for the Company.

Dividends of $1,565,000 and $1,517,000 were declared during 2001 and 2000, respectively. Principally because of the high percent of equity capital, the return on equity is lower than banks in the Company's peer group. Cash dividends are anticipated to be increased in 2002 if profits increase. The dividend payout ratio (dividends declared divided by net earnings) was 37.8%, 39% and 35.4% in 2001, 2000 and 1999, respectively. No material changes in the mix or cost of capital is anticipated in the foreseeable future.

The dividends paid by the Company are funded by dividends received by the Company from the Bank. The Bank is limited by law, regulation and prudence as to the amount of dividends it can pay. At December 31, 2001, under the most restrictive of these regulatory limits, the Bank could declare in 2002 cash dividends in an aggregate amount of up to approximately $7.5 million, plus any 2002 net earnings, without prior approval of the Comptroller of the Currency. Because of sound business considerations and other Regulatory capital requirements, it is unlikely that the Company would ever pay a significant portion of this amount as dividends.

Financial Condition

During 2001, total assets increased $14,583,000 or 5.4% from $269,160,000 at December 31, 2000 to $283,721,000 at December 31, 2001. Loans, net of allowance for possible loan losses, increased from $134,335,000 to $138,927,000 or 3.4% during fiscal year 2001. There was no significant change in loan types during 2001.

Securities increased 6.8% from $124,202,000 at December 31, 2000 to $132,683,000 at December 31, 2001. The carrying value of securities of U.S. Treasury and other U.S. Government obligations decreased $7,255,000, obligations of state and political subdivisions increased $8,961,000, corporate and other securities increased $1,962,000 and there was an increase in mortgage backed securities of $4,813,000. At December 31, 2001 the market value of the Company's securities portfolio was greater than its amortized cost by $778,000 (.6%). At December 31, 2000 the market value of the Company's securities portfolio was less than its amortized cost by $1,891,000 (1.5%). The weighted average yield (stated on a tax-equivalent basis, assuming a Federal income tax rate of 34%) of the securities at December 31, 2001 was 6.19% as compared to an average yield of 6.87% at December 31, 2000.

The Company applies the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Financial Condition, Continued

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company's classification of securities as of December 31, 2001 is as follows:

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
	(In Thousands)			
U.S. Treasury and other U.S. Government agencies and corporations	$ 23,419	23,688	58,021	58,068
Obligations of states and political subdivisions	34,987	35,212	1,884	1,912
Corporate and other securities	3,792	3,994	2,155	2,177
Mortgage-backed securities	1,681	1,694	6,675	6,647
	$ 63,879	64,588	68,735	68,804

During the year ended December 31, 1999, the net decrease in capital included $3,884,000 which represents the unrealized loss on securities available-for-sale of $6,261,000 net of applicable taxes of $2,377,000. During 2000 the net increase in capital included $2,407,000 which represents the unrealized appreciation in securities available-for-sale of $3,879,000 net of applicable taxes of $1,472,000. During 2001 the net increase in capital included $1,256,000 which represents the unrealized appreciation in securities available-for-sale of $2,025,000 net of applicable taxes of $769,000.

The increase in assets in 2001 was funded primarily by an increase in deposits of $2,423,000 and increase in securities sold under repurchase agreements ($5,940,000) and Federal funds purchased ($3,000,000). Total deposits increased from $210,852,000 at December 31, 2000 to $213,275,000 at December 31, 2001 representing an increase of 1.1%. Demand deposits increased 14.1% from $18,108,000 at December 31, 2000 to $20,669,000 at December 31, 2001. Negotiable order of withdrawal accounts, money market and other savings deposits increased $3,148,000 or 5.1%. These increases were partially off-set by decreases in certificates of deposit and individual retirement accounts totaling $3,286,000 (2.5%). The subsidiary bank has unused lines of credit of $5,000,000 and the Company has an unused line of credit of $2,000,000 at December 31, 2001.

The Company's allowance for loan losses at December 31, 2001 was $1,804,000 as compared to $1,711,000 at December 31, 2000. Non-performing loans amounted to $152,000 at December 31, 2001 compared to $496,000 at December 31, 2000. Non-performing loans are loans which have been placed on non-accrual status, loans 90 days past due plus renegotiated loans. Net charge-offs were $87,000 during 2001. Net recoveries of previously charged-off loans totaled $29,000 for 2000. The provision for possible loan losses was $180,000 in 2001, 2000 and 1999. The net charge-offs in 2001 are not considered by management to be a trend.

The allowance for possible loan losses, amounting to $1,804,000 at December 31, 2001, represents 1.28% of total loans outstanding. At December 31, 2000, the allowance for possible loan losses represented 1.26% of total loans outstanding. Management has in place a system to identify and monitor problem loans. Management believes the allowance for possible loan losses at December 31, 2001 to be adequate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Liquidity

Liquidity represents the ability to efficiently and economically accommodate decreases in deposits and other liabilities, as well as fund increases in assets. A company has liquidity potential when it has the ability to obtain sufficient funds in a timely manner at a reasonable cost. The availability of funds through deposits, the purchase and sales of securities in the investment portfolio, the use of funds for consumer and commercial loans and the access to debt markets affect the liquidity of the Company. The Company's loan to deposit ratio was approximately 66.0% and 64.5% at December 31, 2001 and December 31, 2000, respectively.

The Company's investment portfolio, as represented above, consists of earning assets that provide interest income.

Funds management decisions must reflect management's intent to maintain profitability in both the immediate and long-term earnings. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position of the Bank. These meetings focus on the spread between the subsidiary bank's cost of funds and interest yields generated primarily through loans and investments.

First McMinnville Corporation presently maintains a liability sensitive position over the next six months and an even position over the year 2002. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. For example, the six month gap is a picture of the possible repricing over a six month period. The following table shows the rate sensitivity gaps for different time periods as of December 31, 2001:

Interest-rate sensitivity gap *(in thousands)*	Reprice Immediately	1-90 Days	91-180 Days	181-365 Days	One Year and Longer	Total
Interest-earning assets	$ –	54,756	30,616	107,209	81,012	273,593
Interest-bearing liabilities	5,000	130,239	33,518	23,240	26,530	218,527
Interest-rate sensitivity	$ (5,000)	(75,483)	(2,902)	83,969	54,482	55,066
Cumulative gap	$ (5,000)	(80,483)	(83,385)	584	55,066	
Interest-rate sensitivity gap as a % of total assets	(1.76)%	(26.60)%	(1.02)%	29.59%	19.20%	
Cumulative gap as a % of total assets	(1.76)%	(28.36)%	(29.38)%	.21%	19.41%	

Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the future.

It is anticipated that with present maturities, the anticipated growth in deposit base, and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the foreseeable future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity changing in any material way.

Results of Operations

Net earnings for the year ended December 31, 2001 were $4,147,000, an increase of $251,000 or 6.4% from fiscal year 2000. Net earnings for the year ended December 31, 2000 were $3,896,000, a decrease of $320,000 or 7.6% from fiscal year 1999. Basic earnings per common share was $7.94 in 2001, $7.43 in 2000 and $7.91 in 1999. Diluted earnings per common share were $7.87, $7.37 and $7.88 in 2001, 2000 and 1999, respectively. Average earning assets increased $14,041,000 for the year ended December 31, 2001 as compared to year ended December 31, 2000. Average earning assets increased $6,274,000 for the year ended December 31, 2000 as compared to year ended December 31, 1999. Additionally, the net interest spread decreased from 3.43% in 2000 to 3.38% in 2001.

Results of Operations, Continued

The net interest spread was 3.65% in 1999. Net interest spread is defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds, as calculated on a fully taxable equivalent basis. Average interest bearing liabilities increased $6,855,000 in 2001. The cost of interest bearing deposits decreased 30 basis points from 4.98% to 4.68% while the weighted average yield on earning assets decreased 39 basis points from 7.98% to 7.59%. The decrease in the net interest spread in 2000 was attributable to funding of interest bearing assets by increases in securities sold under repurchase agreements, Federal funds purchased and advances from the Federal Home Loan Bank. These items typically have higher interest rates than are paid on customer deposits. There was an increase in average non-interest bearing demand deposits in 2001 of $110,000.

Net interest income before provision for loan losses for 2001 totaled $9,631,000 as compared to $9,174,000 for 2000 and $9,434,000 for 1999. The provision for loan losses was $180,000 in 2001, 2000 and 1999. Net charge-offs in 2001 were $87,000 as compared to net recoveries of $29,000 in 2000. The 2001 charge-offs are unrelated to the nursery business and management does not consider the charge-offs to be a trend.

Non-interest income decreased 6.9% to $625,000 in 2001 from $671,000 in 2000. Non-interest income totaled $846,000 in 1999.

Non-interest expense increased 4.2% to $4,181,000 in 2001 from $4,011,000 in 2000. Non-interest expense was $3,958,000 in 1999. Non-interest expense which includes, among other things, salaries and employee benefits, occupancy expenses, furniture and fixtures expenses, data processing, Federal Deposit Insurance premiums, supplies and general operating costs increased commensurate with the continued growth of the Company. The increase in 2001 was primarily attributable to an increase in salaries and employment benefits of $128,000 (4.9%). These increases in 2001 were offset by a decrease of $13,000 in furniture and equipment expenses. Other non-interest expense increased $54,000 in 2001. The non-interest expense increased approximately 1.3% from 1999 to 2000 and was due primarily to increases in salaries and employees benefits with an offset from the decrease in furniture and equipment expenses and occupancy expenses.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance since they impact both interest revenues and interest costs.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/ interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

Quantitative and Qualitative Disclosures About Market Risk, Continued

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2001.

Held for Purposes Other Than Trading *(In Thousands)*	Expected Maturity Date - Year Ending December 31,							
	2002	2003	2004	2006	2011	Thereafter	Total	Fair Value
Earning assets:								
Loans, net of unearned interest	$42,797	23,816	21,276	41,035	10,577	1,230	140,731	140,489
Average interest rate	7.42%	8.09%	7.73%	7.68%	7.18%	7.65%	7.64%	
Securities	64,702	18,849	5,930	12,148	23,784	7,270	132,683	133,392
	5.61%	6.38%	6.25%	6.61%	7.15%	6.79%	6.19%	
Interest-bearing liabilities:								
Interest-bearing time deposits	102,319	13,473	12,057	–	–	–	127,849	128,614
Average interest rate	4.37%	3.95%	4.28%	–	–	–	4.31%	
Negotiable order of withdrawal accounts	28,080	–	–	–	–	–	28,080	28,080
	1.58%	–	–	–	–	–	1.58%	
Money market demand accounts	8,477	–	–	–	–	–	8,477	8,477
Average interest rate	2.18%	–	–	–	–	–	2.18%	
Savings deposits	28,200	–	–	–	–	–	28,200	28,200
Average interest rate	2.24%	–	–	–	–	–	2.24%	
Securities sold under repurchase	19,921	–	–	–	–	–	19,921	19,921
agreements	2.19%	–	–	–	–	–	2.19%	
Advances from Federal	–	–	–	1,000	–	–	1,000	1,060
Home Loan Bank	–	–	–	5.60%	–	–	5.60%	
Federal funds purchased	5,000	–	–	–	–	–	5,000	5,000
	2.00%	–	–	–	–	–		

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
FIRST UNION TOWER
SUITE 2150
150 FOURTH AVENUE, NORTH
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First McMinnville Corporation:

We have audited the accompanying consolidated balance sheets of First McMinnville Corporation and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First McMinnville Corporation and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C.

Nashville, Tennessee
January 18, 2002

FIRST McMINNVILLE CORPORATION
Consolidated Balance Sheets
December 31, 2001 and 2000

	In Thousands 2001	2000
Assets		
Loans, less allowance for possible loan losses of $1,804,000 and $1,711,000, respectively	$ 138,927	134,335
Securities:		
Held-to-maturity, at amortized cost (market value $64,588,000 and $39,475,000, respectively)	63,879	39,410
Available-for-sale, at market (amortized cost $68,735,000 and $86,748,000, respectively)	68,804	84,792
Total securities	132,683	124,202
Interest-bearing deposits in financial institutions	179	63
Total earning assets	271,789	258,600
Cash and due from banks	7,046	4,364
Premises and equipment, net	2,071	2,228
Accrued interest receivable	2,147	2,480
Deferred tax asset	152	932
Other real estate	100	70
Other assets	416	486
Total assets	$ 283,721	269,160
Liabilities and Stockholders' Equity		
Deposits	$ 213,275	210,852
Securities sold under repurchase agreements	19,921	13,981
Federal funds purchased	5,000	2,000
Advances from Federal Home Loan Bank	1,000	1,000
Accrued interest and other liabilities	3,145	3,620
Total liabilities	242,341	231,453
Stockholders' equity:		
Common stock, par value $2.50 per share, authorized 5,000,000, issued 611,215 and 609,225 shares, respectively	1,528	1,523
Additional paid-in capital	1,869	1,760
Retained earnings	41,703	39,121
Net unrealized gains (losses) on available-for-sale securities, net of income taxes of $26,000 and $743,000, respectively	43	(1,213)
	45,143	41,191
Less cost of treasury stock of 90,277 and 86,767 shares, respectively	(3,763)	(3,484)
Total stockholders' equity	41,380	37,707
COMMITMENTS AND CONTINGENT LIABILITIES		
Total liabilities and stockholders' equity	$ 283,721	269,160

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION

Consolidated Statements of Earnings

Three Years Ended December 31, 2001

	In Thousands, Except Per Share Amount		
	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 11,505	11,511	10,892
Interest and dividends on securities:			
Taxable securities	6,153	6,541	6,037
Exempt from Federal income taxes	1,605	1,393	1,452
Interest on Federal funds sold	154	3	12
Interest on interest-bearing deposits in financial institutions	1	2	–
Total interest income	19,418	19,450	18,393
Interest expense:			
Interest on negotiable order of withdrawal accounts	647	774	707
Interest on money market demand and savings accounts	1,073	1,180	1,202
Interest on certificates of deposit	7,378	7,255	5,968
Interest on securities sold under repurchase agreements and short-term debt	589	573	594
Interest on advances from Federal Home Loan Bank	56	156	280
Interest on Federal funds purchased	44	338	208
Total interest expense	9,787	10,276	8,959
Net interest income before provision for possible loan losses	9,631	9,174	9,434
Provision for possible loan losses	180	180	180
Net interest income after provision for possible loan losses	9,451	8,994	9,254
Non-interest income	625	671	846
Non-interest expense	(4,181)	(4,011)	(3,958)
Earnings before income taxes	5,895	5,654	6,142
Income taxes	1,748	1,758	1,926
Net earnings	$ 4,147	3,896	4,216
Basic earnings per common share	$ 7.94	7.43	7.91
Diluted earnings per common share	$ 7.87	7.37	7.88

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION
Consolidated Statements of Comprehensive Earnings
Three Years Ended December 31, 2001

	In Thousands		
	2001	2000	1999
Net earnings	$ 4,147	3,896	4,216
Other comprehensive earnings (loss), net of tax:			
Unrealized gains (losses) on available-for-sale securities arising during the year, net of taxes of $766,000, $1,472,000 and $2,373,000, respectively	1,252	2,407	(3,879)
Reclassification adjustments for (gains) losses included in net earnings, net of taxes of $2,000 and $3,000 in 2001 and 1999, respectively	4	–	(5)
Other comprehensive earnings (loss)	1,256	2,407	(3,884)
Comprehensive earnings	$ 5,403	6,303	332

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2001

	In Thousands					
	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Net Unrealized Gains (Losses) On Available-For-Sale Securities	Total
Balance December 31, 1998	$1,517	1,623	34,017	(2,535)	264	34,886
Net earnings	–	–	4,216	–	–	4,216
Issuance of 2,355 shares of common stock	6	131	–	–	–	137
Cash dividends declared ($2.80 per share)	–	–	(1,491)	–	–	(1,491)
Cost of 3,851 shares of treasury stock	–	–	–	(264)	–	(264)
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $2,377,000	–	–	–	–	(3,884)	(3,884)
Balance December 31, 1999	1,523	1,754	36,742	(2,799)	(3,620)	33,600
Net earnings	–	–	3,896	–	–	3,896
Issuance of 105 shares of common stock	–	6	–	–	–	6
Cash dividends declared ($2.90 per share)	–	–	(1,517)	–	–	(1,517)
Cost of 9,547 shares of treasury stock	–	–	–	(685)	–	(685)
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $1,472,000	–	–	–	–	2,407	2,407
Balance December 31, 2000	1,523	1,760	39,121	(3,484)	(1,213)	37,707
Net earnings	–	–	4,147	–	–	4,147
Issuance of 1,960 shares of common stock	5	109	–	–	–	114
Cash dividends declared ($3.00 per share)	–	–	(1,565)	–	–	(1,565)
Cost of 3,710 shares of treasury stock	–	–	–	(295)	–	(295)
Sales of 200 shares of treasury stock	–	–	–	16	–	16
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $769,000	–	–	–	–	1,256	1,256
Balance December 31, 2001	$1,528	1,869	41,703	(3,763)	43	41,380

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION
Consolidated Statements of Cash Flows
Three Years Ended December 31, 2001
Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2001	2000	1999
Cash flows from operating activities:			
Interest received	$ 19,677	19,232	18,048
Fees and commissions received	605	671	650
Interest paid	(10,434)	(9,585)	(8,947)
Cash paid to suppliers and employees	(3,946)	(3,909)	(3,830)
Income taxes paid	(1,549)	(1,888)	(1,926)
Net cash provided by operating activities	4,353	4,521	3,995
Cash flows from investing activities:			
Purchase of available-for-sale securities	(77,677)	(6,832)	(49,196)
Proceeds from sales of available-for-sale securities	1,188	–	3,898
Proceeds from maturities of available-for-sale securities	94,570	8,386	18,439
Purchase of held-to-maturity securities	(66,448)	(7,083)	(15,590)
Proceeds from maturities of held-to-maturity securities	42,005	3,242	26,260
Loans made to customers, net of repayments	(4,872)	(712)	(8,957)
Purchase of premises and equipment	(46)	(483)	(51)
Proceeds from sales of premises and equipment	–	–	204
Proceeds from sales of other real estate	70	74	–
Iincrease in interest bearing deposits in financial institutions	(116)	(23)	(40)
Net cash used in investing activities	(11,326)	(3,431)	(25,033)
Cash flows from financing activities:			
Net increase (decrease) in demand, NOW and savings deposit accounts	5,709	(424)	3,918
Net increase (decrease) in time deposits	(3,286)	15,352	6,701
Net increase (decrease) in securities sold under repurchase agreement	5,940	(1,888)	2,170
Increase (decrease) in Federal funds purchased	3,000	(6,000)	6,000
Increase (decrease) in advances from Federal Home Loan Bank	–	(6,200)	3,200
Proceeds from issuance of short-term notes payable	160	–	6
Repayment of short-term notes payable	(160)	–	(6)
Dividends paid	(1,543)	(1,512)	(1,440)
Payments to acquire treasury stock	(295)	(685)	(264)
Proceeds from sale of treasury stock	16	–	–
Proceeds from issuance of common stock	114	6	137
Net cash provided by (used in) financing activities	9,655	(1,351)	20,422
Net increase (decrease) in cash and cash equivalents	2,682	(261)	(616)
Cash and cash equivalents at beginning of year	4,364	4,625	5,241
Cash and cash equivalents at end of year	$ 7,046	4,364	4,625

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2001	2000	1999
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$ 4,147	3,896	4,216
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	200	159	178
Provision for possible loan losses	180	180	180
Provision for deferred taxes	10	(2)	37
Securities gains	(26)	–	(46)
Securities losses	6	–	16
FHLB dividend reinvestment	(74)	(65)	(52)
Gain on disposal of premises and equipment	–	–	(166)
Increase (decrease) in taxes payable, net	188	(128)	(23)
Increase (decrease) in interest receivable	333	(153)	(293)
Increase (decrease) in interest payable	(647)	691	12
Increase (decrease in other assets and liabilities, net	36	(57)	(64)
Total adjustments	206	625	(221)
Net cash provided by operating activities	$ 4,353	4,521	3,995

Supplemental Schedule of Non-Cash Activities:

	2001	2000	1999
Non-cash transfers from loans to other real estate	$ 100	70	74
Unrealized gain (loss) in value of securities available-for-sale, net of income taxes of $769,000, $1,472,000 and $2,377,000, respectively	$ 1,256	2,407	(3,884)
Non-cash transfers from other real estate to bank premises and equipment	$ –	–	11

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(1) Summary of Significant Accounting Policies
The accounting and reporting policies of First McMinnville Corporation (the "Company") and its wholly-owned subsidiary, the First National Bank of McMinnville ("Bank") and the Bank's wholly-owned subsidiary First Community Title and Escrow Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) Principles of Consolidation
The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, First National Bank of McMinnville and the Bank's wholly-owned subsidiary, First Community Title and Escrow Co. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Nature of Operations
The Company is registered as a one bank holding company under the Bank Holding Company Act of 1956. The Bank operates under a Federal Bank Charter and provides full banking services. As a national bank, the subsidiary bank is subject to regulation by the Office of the Comptroller of the Currency. The principal area served by First National Bank of McMinnville is Warren County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the main office and four branches.

(c) Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(d) Loans
Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's consumer loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally,

(1) Summary of Significant Accounting Policies, Continued

(d) Loans, Continued

delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectability of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) Allowance for Possible Loan Losses

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(1) Summary of Significant Accounting Policies, Continued

(f) Debt and Equity Securities

The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are classified in three categories and accounted for as follows:

- Securities Held-to-Maturity
  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Amortization of premiums and accretion of discounts are recognized by the interest method.
- Trading Securities
  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Securities Available-for-Sale
  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Amortization and accretion of discounts are recognized by the interest method.

No securities have been classified as trading securities.

Realized gains or losses from the sale of debt and equity securities are recognized based upon the specific identification method.

(g) Premises and Equipment

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(h) Long-Lived Assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management has determined that no impairment loss need be recognized for its long-lived assets.

(i) Other Real Estate

Real estate acquired in settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost of disposal. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(j) Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(1) Summary of Significant Accounting Policies, Continued

(j) Income Taxes, Continued
The Company and its subsidiary file a consolidated Federal income tax return. Each corporation provides for income taxes on a separate-return basis.

(k) Pension Expense
Effective December 31, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits". The provisions of SFAS No. 132 revised disclosures about pension and other postretirement benefit plans including a reconciliation of beginning and ending balances of the benefit obligation, the beginning and ending balances of the fair value of plan assets, the discount rate, the rate of compensation increase used to determine the projected benefit obligation and the expected return on plan assets. The provisions of SFAS 132 did not change the measurement or recognition of the plan. Accordingly, the net pension expense consists of service costs, interest cost, return on pension assets and amortization of unrecognized initial excess of projected benefits over plan assets and actuarial gains and losses.

(l) Advertising Costs
Advertising costs are expensed when incurred.

(m) Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. The Bank maintains deposits with other financial institutions in excess of the Federal insurance amounts. Management makes deposits only with financial institutions it considers to be financially sound.

(n) Reclassifications
Certain reclassifications have been made to the 2000 and 1999 figures to conform to the presentation for 2001.

(o) Off-Balance-Sheet Financial Instruments
In the ordinary course of business the subsidiary bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(2) Loans and Allowance for Possible Loan Losses

Loans and allowance for possible loan losses at December 31, 2001 and 2000 are summarized as follows:

	In Thousands	
	2001	**2000**
Commercial, financial and agricultural	$ 37,073	37,814
Real estate - construction	5,482	3,134
Real estate - mortgage	95,774	92,172
Consumer	2,402	2,926
	140,731	136,046
Less allowance for possible loan losses	(1,804)	(1,711)
	$138,927	134,335

In the normal course of business, the Company's subsidiary has made loans at prevailing interest rates and terms to directors and officers of the Company, and to their affiliates. The aggregate dollar amount of these loans was $6,348,000 and $6,236,000 at December 31, 2001 and 2000, respectively. During 2001, $4,748,000 of such loans were made and repayments totaled $4,636,000. During 2000, $3,521,000 of such loans were made and repayments totaled $3,784,000. As of December 31, 2001, none of these loans were restructured, nor were any related party loans charged-off during the past three years.

No loans had been placed on non-accrual status during 2001 and 2000.

(2) Loans and Allowance for Possible Loan Losses, Continued

The principal maturities on loans at December 31, 2001 are as follows:

	In Thousands				
	Commercial, Financial and Agricultural	Real Estate - Construction	Real Estate - Mortgage	Consumer	Total
3 months or less	$ 12,629	–	14,548	629	27,806
3 to 12 months	4,734	5,482	3,923	852	14,991
1 to 5 years	19,170	–	66,037	921	86,128
Over 5 years	540	–	11,266	–	11,806
	$ 37,073	5,482	95,774	2,402	140,731

At December 31, 2001, variable rate and fixed rate loans totaled approximately $7,196,000 and $133,535,000, respectively. At December 31, 2000, variable rate and fixed rate loans totaled approximately $7,217,000 and $128,829,000, respectively.

Transactions in the allowance for possible loan losses for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

	In Thousands		
	2001	2000	1999
Balance - beginning of year	$ 1,711	1,502	1,495
Provision charged to operating expenses	180	180	180
	1,891	1,682	1,675
Loans charged-off	(151)	(86)	(209)
Recoveries on losses	64	115	36
Net recoveries (charge-offs)	(87)	29	(173)
Balance - end of year	$ 1,804	1,711	1,502

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Warren County, Tennessee. At December 31, 2001, the Company had loans to customers in the nursery industry totaling approximately $10,226,000 as compared to $10,426,000 at December 31, 2000. Credit is extended to businesses and individuals and is generally evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2001 and 2000 were as follows:

	In Thousands	
	2001	2000
Recorded investment	$1,693	1,785
Loan loss reserve	$ 533	785

The average recorded investment in impaired loans for the years ended December 31, 2001 and 2000 was $1,714,000 and $1,805,000, respectively.

The related total amount of interest income recognized on the accrual basis for the period that such loans were impaired was $146,000 and $163,000 for 2001 and 2000, respectively.

FIRST McMINNVILLE CORPORATION

Notes to Consolidated Financial Statements, Continued

December 31, 2001, 2000 and 1999

(3) Debt and Equity Securities

Debt and equity securities have been classified in the balance sheet according to management's intent. The Company's classification of securities at December 31, 2001 is as follows:

	Securities Held-To-Maturity (In Thousands) 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 23,419	291	22	23,688
Obligations of states and political subdivisions	34,987	467	242	35,212
Corporate and other securities	3,792	202	–	3,994
Mortgage-backed securities	1,681	13	–	1,694
	$ 63,879	973	264	64,588

	Securities Available-For-Sale (In Thousands) 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 58,021	433	386	58,068
Obligations of states and political subdivisions	1,884	28	–	1,912
Corporate and other securities	2,155	22	–	2,177
Mortgage-backed securities	6,675	3	31	6,647
	$ 68,735	486	417	68,804

Debt and equity securities at December 31, 2000 consist of the following:

	Securities Held-To-Maturity (In Thousands) 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 8,469	26	202	8,293
Obligations of states and political subdivisions	27,049	398	125	27,322
Corporate and other securities	1,992	–	–	1,992
Mortgage-backed securities	1,900	–	32	1,868
	$ 39,410	424	359	39,475

	Securities Available-For-Sale (In Thousands) 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 82,119	38	1,884	80,273
Obligations of states and political subdivisions	868	21	–	889
Corporate and other securities	2,082	–	67	2,015
Mortgage-backed securities	1,679	–	64	1,615
	$ 86,748	59	2,015	84,792

(3) Debt and Equity Securities, Continued

The amortized cost and estimated market value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities Held-To-Maturity	Amortized Cost (In Thousands)	Estimated Market Value (In Thousands)
Due in one year or less	$ 1,943	1,967
Due after one year through five years	11,600	11,858
Due after five years through ten years	22,331	22,823
Due after ten years	26,772	26,707
Corporate and other securities	1,233	1,233
	$ 63,879	64,588

Securities Available-For-Sale	Amortized Cost (In Thousands)	Estimated Market Value (In Thousands)
Due in one year or less	$ –	–
Due after one year through five years	23,193	22,982
Due after five years through ten years	22,328	22,631
Due after ten years	22,058	22,035
	67,579	67,648
Federal Home Loan Bank stock	1,065	1,065
Federal Reserve Bank stock	91	91
	$ 68,735	68,804

Results from sales of debt and equity securities are as follows:

	In Thousands		
	For the Year Ended December 31,		
	2001	2000	1999
Gross proceeds	$ 2,703	–	3,898
Gross realized gains	$ 26	–	46
Gross realized losses	(6)	–	(16)
Net realized gains	$ 20	–	30

Included in the above gains and losses table are realized gains of $26,000 in 2001 and realized gains of $22,000 in 1999, respectively, related to calls of securities classified as held-to-maturity.

Securities with approximate carrying values of $51,987,000 (approximate market value of $52,150,000) and $59,990,000 (approximate market value of $59,977,000) at December 31, 2001 and 2000, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes required or permitted by law.

Included in the securities at December 31, 2001, are approximately $16,525,000 at amortized cost (approximate market value of $16,655,000) in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $3,488,000 (market value $3,495,000) at December 31, 2001 as compared to $2,615,000 (market value $2,598,000) at December 31, 2000.

(3) Debt and Equity Securities, Continued

Included in the securities portfolio is stock of the Federal Home Loan Bank amounting to $1,065,000 and $991,000 at December 31, 2001 and 2000, respectively. The stock can be sold back at par and only to the Federal Home Loan Bank or to another member institution.

Federal Reserve Bank stock totaling $91,000 at December 31, 2001 and 2000, respectively can only be sold back at par and only to the Federal Reserve Bank or to another member institution.

(4) Premises and Equipment

The detail of premises and equipment at December 31, 2001 and 2000 is as follows:

	In Thousands	
	2001	2000
Land	$ 400	400
Buildings	2,468	2,487
Furniture and equipment	1,673	2,223
	4,541	5,110
Less accumulated depreciation	(2,470)	(2,882)
	$ 2,071	2,228

(5) Deposits

Deposits at December 31, 2001 and 2000 are summarized as follows:

	In Thousands	
	2001	2000
Demand deposits	$ 20,669	18,108
Negotiable order of withdrawal accounts	28,080	27,597
Money market demand accounts	8,477	8,001
Savings deposits	28,200	26,011
Certificates of deposit $100,000 or greater	45,582	47,452
Other certificates of deposit	68,083	70,747
Individual retirement accounts $100,000 or greater	3,968	3,758
Other individual retirement accounts	10,216	9,178
	$ 213,275	210,852

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2001 are as follows:

	In Thousands		
Maturity	Single Deposits Under $100,000	Single Deposits Over $100,000	Total
3 months or less	$ 31,447	14,114	45,561
3 to 6 months	16,375	17,143	33,518
6 to 12 months	14,326	8,914	23,240
1 to 5 years	16,151	9,379	25,530
	$ 78,299	49,550	127,849

The Bank is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2001 and 2000 were approximately $1,137,000 and $1,158,000, respectively.

(6) Securities Sold Under Repurchase Agreements

The maximum amounts of outstanding repurchase agreements during 2001 and 2000 were $22,569,000 and $17,634,000, respectively. The average daily balance outstanding during 2001, 2000 and 1999 was $17,566,000, $14,128,000 and $15,044,000, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(7) Advances from Federal Home Loan Bank

Advances from Federal Home Loan Bank (FHLB) at December 31, 2001 and 2000 consist of the following:

Original Note Date	Maturity Date	Rate	Initial Fixed Rate Period	In Thousands 2001 Amount	In Thousands 2000 Amount
April 30, 1998	April 30, 2008	5.60	24 Months	$1,000	$1,000

The FHLB has the right to convert the fixed rate on these advances at the end of the initial fixed rate period and on a quarterly basis thereafter with a one business day notice. If the conversion option is exercised, the advance will be converted to a three month LIBOR-based advance at a spread of zero basis points to the LIBOR index. Securities totaling $3,000,000 and $10,000,000 were pledged to FHLB as collateral at December 31, 2001 and 2000, respectively.

(8) Non-Interest Income and Non-Interest Expense

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands 2001	2000	1999
Non-interest income:			
Service charges on deposits	$ 483	485	465
Other fees and commissions	52	86	91
Commissions on fiduciary activities	47	74	62
Security gains, net	20	–	30
Gain on disposal of premises and equipment	–	–	166
Other income	23	26	32
Total non-interest income	$ 625	671	846
Non-interest expense:			
Salaries and employee benefits	$ 2,757	2,629	2,513
Occupancy expenses, net	205	202	203
Furniture and equipment expenses	225	238	293
FDIC insurance	39	41	23
Other operating expenses	955	901	926
Total non-interest expense	$ 4,181	4,011	3,958

(9) Income Taxes

The components of the net deferred tax asset are as follows:

	In Thousands December 31, 2001	2000
Deferred tax asset:		
Federal	$ 451	1,037
State	85	195
	536	1,232
Deferred tax liability:		
Federal	(323)	(253)
State	(61)	(47)
	(384)	(300)
	$ 152	932

The tax effects of each type of significant item that gave rise to deferred taxes at December 31 are:

	In Thousands 2001	2000
Financial statement allowance for possible loan losses in excess of tax allowance	$ 536	489
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(135)	(114)
Book pension expense under the allowable tax deduction	(79)	(71)
Unrealized (gain) loss in investment securities available-for-sale	(26)	743
FHLB stock dividends excluded for tax purposes	(144)	(115)
	$ 152	932

The components of income tax expense (benefit) are summarized as follows:

	In Thousands Federal	State	Total
2001			
Current	$ 1,388	350	1,738
Deferred	8	2	10
Total	$ 1,396	352	1,748
2000			
Current	$ 1,418	342	1,760
Deferred	(2)	-	(2)
Total	$ 1,416	342	1,758
1999			
Current	$ 1,521	367	1,888
Deferred	32	6	38
Total	$ 1,553	373	1,926

(9) **Income Taxes, Continued**

A reconciliation of actual income tax expense of $1,748,000, $1,758,000 and $1,926,000 for the years ended December 31, 2001, 2000 and 1999, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

	In Thousands		
	2001	**2000**	**1999**
Computed "expected" tax expense	$ 2,004	1,922	2,088
State income taxes, net of Federal income tax benefit	232	225	246
Tax exempt interest, net of interest expense exclusion	(475)	(400)	(425)
Other, net	(13)	11	17
	$ 1,748	1,758	1,926

Total income tax expense for 2000 and 1999 includes income tax expense of $7,000 and $11,000, respectively, related to gains on sales of securities.

(10) **Employee Benefit Plans**

The subsidiary bank has in effect a defined benefit noncontributory pension plan which covers substantially all employees over 21 years of age after they have been employed one year. The subsidiary's funding policy provides that payments to the pension trust shall be an amount equal to the plan's actuarial determined normal cost plus an amount required to amortize the prior service cost over ten years.

Reconciliation of the benefit obligation and the fair value of plan assets is as follows:

	In Thousands	
	2001	**2000**
Benefit obligation:		
Obligation at January 1	$ 2,901	2,940
Service costs	126	123
Interest costs	199	201
Benefit payments	(30)	(401)
Actuarial gains	44	38
Obligation at December 31	$ 3,240	2,901
Fair value of plan assets:		
Fair value at January 1	$ 2,880	3,003
Actual return on plan assets	12	194
Employer contributions, net of refund	132	84
Benefit payments	(30)	(401)
Fair value at December 31	$ 2,994	2,880

(10) Employee Benefit Plans, Continued

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31, 2001 and 2000:

	In Thousands	
	2001	2000
Actuarial present value of benefits obligations:		
Accumulated benefit obligation, including vested benefits of $2,231,000 and $1,975,000, respectively	$ 2,257	1,994
Actuarial present value of projected benefits obligation	$ 3,240	2,901
Plan assets at fair market value	2,994	2,880
Projected benefit obligation over (under) plan assets	246	21
Unamortized net asset being recognized over 30 years	(330)	(352)
Unrecognized net gain	(123)	144
Net pension liability (asset) recognized in the consolidated balance sheets	$ (207)	(187)
Discount rate	6.5%	6.5%
Rate of increase in compensation levels	5.0%	5.0%
Long-term rate of return on assets	8.0%	8.0%

Total pension expense including prior service costs amortization amounted to $112,000 in 2001, $105,000 in 2000, and $97,000 in 1999. The pension expense for 2001, 2000 and 1999 is comprised of the following components.

	In Thousands		
	2001	2000	1999
Service cost-benefits earned during the period	$ 125	123	112
Interest cost on projected benefit obligation	199	201	181
Expected return on plan assets	(229)	(236)	(213)
Net amortization and deferral	17	17	17
	$ 112	105	97

In December, 1988 the Bank has adopted a 401(k) plan which covers eligible employees. To be eligible, an employee must have obtained the age of 21 and must have completed 1 year of service. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2001, 2000 and 1999, the Bank contributed $51,000, $52,000 and $50,000, respectively, to the plan.

(11) Regulatory Matters and Restrictions on Dividends

The Company and its wholly-owned subsidiary are subject to regulatory capital requirements administered by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company's capital classifications are also subject to qualitative judgments by the Regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Company's and the Bank's capital status and the amounts of dividends the subsidiary may distribute. At December 31, 2001, management believes that the Company and the Bank meet all such capital requirements to which they are subject.

(11) Regulatory Matters and Restrictions on Dividends, Continued

The Company and the Bank are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 2001, the Company and its bank subsidiary are required to have minimum Tier I and total risk-based capital ratios of 4.0% and 8.0%, respectively. The Company's actual ratios at that date were 26.4% and 27.5%, respectively. The leverage ratio at December 31, 2001 was 14.6% and the minimum requirement was 4.0%.

As of December 31, 2001, the Company is categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

(12) Commitments and Contingent Liabilities

The Company has an unsecured $2,000,000 line of credit with another financial institution. The Bank has lines of credit with other financial institutions totaling $10,000,000. At December 31, 2001, there was $5,000,000 outstanding under these lines of credit. At December 31, 2000, there was $2,000,000 outstanding under these lines of credit.

(13) Concentration of Credit Risk

Substanially all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Virtually all such customers are depositors of the Bank. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

At December 31, 2001, the Company's cash and due from banks included commercial bank deposit accounts aggregating $4,896,000 in excess of the Federal Deposit Insurance Corporation limit of $100,000 per institution.

(14) Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands Contract or Notional Amount 2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commercial loan commitments	$ 235	432
Unfunded lines-of-credit	9,689	9,574
Letters of credit	5,079	4,120
Total	$15,003	14,126

(14) Financial Instruments with Off-Balance-Sheet Risk, Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

(15) First McMinnville Corporation -
Parent Company Financial Information

FIRST McMINNVILLE CORPORATION
(Parent Company Only)

BALANCE SHEETS

December 31, 2001 and 2000

	In Thousands 2001	In Thousands 2000
Assets		
Cash	$ 1,319*	1,200*
Investment in commercial bank subsidiary	41,224*	37,663*
Due from commercial bank subsidiary	35*	20*
Total assets	$ 42,578	38,883
Liabilities and Stockholders' Equity		
Dividend payable	$ 1,198	1,176
Stockholders' equity:		
Common stock, par value $2.50 per share, authorized 5,000,000 shares, issued 611,215 and 609,225 shares, respectively	1,528	1,523
Additional paid-in capital	1,869	1,760
Retained earnings	41,703	39,121
Net unrealized gains (losses) on available-for-sale securities, net of income taxes of $26,000 and $743,000, respectively	43	(1,213)
	45,143	41,191
Less cost of treasury stock of 90,277 and 86,767 shares, respectively	(3,763)	(3,484)
Total stockholders' equity	41,380	37,707
Total liabilities and stockholders' equity	$ 42,578	38,883

*Eliminated in consolidation.

FIRST McMINNVILLE CORPORATION
Notes to Consolidated Financial Statements, Continued
December 31, 2001, 2000 and 1999

(15) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST McMINNVILLE CORPORATION
(Parent Company Only)

STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

For the Three Years Ended December 31, 2001

	In Thousands		
	2001	2000	1999
Income:			
Dividends from commercial bank subsidiary	$ 1,867*	2,175*	1,575*
Other expenses	40	7	19
Earnings before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiary	1,827	2,168	1,556
Federal income tax benefit	15	3	7
	1,842	2,171	1,563
Equity in undistributed earnings of commercial bank subsidiary	2,305*	1,725*	2,653*
Net earnings	4,147	3,896	4,216
Other comprehensive earnings, net of tax:			
Unrealized gains (losses) on available-for-sale securities arising during the year, net of taxes of $766,000, $1,472,000 and $2,373,000, respectively	1,252	2,407	(3,879)
Less: reclassification adjustment for (gains) losses included in net earnings, net of taxes of $2,000 and $3,000 in 2001 and 1999, respectively	4	-	(5)
Other comprehensive earnings (loss)	1,256	2,407	(3,884)
Comprehensive earnings	$ 5,403	6,303	332

*Eliminated in consolidation.

FIRST McMINNVILLE CORPORATION

Notes to Consolidated Financial Statements, Continued

December 31, 2001, 2000 and 1999

(15) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST McMINNVILLE CORPORATION
(Parent Company Only)
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended December 31, 2001

In Thousands

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Net Unrealized Gains (Losses) On Available For-Sale Securities	Total
Balance December 31, 1998	$1,517	1,623	34,017	(2,535)	264	34,886
Net earnings	–	–	4,216	–	–	4,216
Issuance of 2,355 shares of common stock	6	131	–	–	–	137
Cash dividends declared ($2.80 per share)	–	–	(1,491)	–	–	(1,491)
Cost of 3,851 shares of treasury stock	–	–	–	(264)	–	(264)
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $2,377,000	–	–	–	–	(3,884)	(3,884)
Balance December 31, 1999	1,523	1,754	36,742	(2,799)	(3,620)	33,600
Net earnings	–	–	3,896	–	–	3,896
Issuance of 105 shares of common stock	–	6	–	–	–	6
Cash dividends declared ($2.90 per share)	–	–	(1,517)	–	–	(1,517)
Cost of 9,547 shares of treasury stock	–	–	–	(685)	–	(685)
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $1,472,000	–	–	–	–	2,407	2,407
Balance December 31, 2000	1,523	1,760	39,121	(3,484)	(1,213)	37,707
Net earnings	–	–	4,147	–	–	4,147
Issuance of 1,960 shares of common stock	5	109	–	–	–	114
Cash dividends declared ($3.00 per share)	–	–	(1,565)	–	–	(1,565)
Cost of 3,710 shares of treasury stock	–	–	–	(295)	–	(295)
Sale of 200 shares of treasury stock	–	–	–	16	–	16
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $769,000	–	–	–	–	1,256	1,256
Balance December 31, 2001	$1,528	1,869	41,703	(3,763)	43	41,380

(15) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST McMINNVILLE CORPORATION
(Parent Company Only)
STATEMENTS OF CASH FLOWS
For the Three Years Ended December 31, 2001
Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2001	2000	1999
Cash flows from operating activities:			
Cash paid to suppliers	$ (40)	(8)	(19)
Income tax benefit received from commercial bank subsidiary	–	–	–
Net cash used in operating activities	(40)	(8)	(19)
Cash flows from investing activities:			
Dividend received from commercial bank subsidiary	1,867	2,175	1,575
Net cash provided by investing activities	1,867	2,175	1,575
Cash flows from financing activities:			
Proceeds from issuance of short-term notes payable	160	–	6
Repayment of short-term notes payable	(160)	–	(6)
Dividends paid	(1,543)	(1,512)	(1,440)
Payments made to acquire treasury stock	(295)	(685)	(264)
Proceeds from sale of treasury stock	16	–	–
Proceeds from issuance of common stock	114	6	137
Net cash used in financing activities	(1,708)	(2,191)	(1,567)
Net increase (decrease) in cash and cash equivalents	119	(24)	(11)
Cash and cash equivalents at beginning of year	1,200	1,224	1,235
Cash and cash equivalents at end of year	$ 1,319	1,200	1,224
Reconciliation of net earnings to net cash used in operating activities:			
Net earnings	$ 4,147	3,896	4,216
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiary	(4,172)	(3,900)	(4,228)
Increase in other assets, net	(15)	(4)	(7)
Total adjustments	(4,187)	(3,904)	(4,235)
Net cash used in operating activities	$ (40)	(8)	(19)

(16) Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments and Mortgage-Backed Securities
The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the subsidiary bank's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Deposit Liabilities
The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements
The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written
Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of clos-

(16) Disclosures About Fair Value of Financial Instruments, Continued

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written, Continued
ing. In addition, standby letters of credit are issued for periods up to three years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2001 and 2000 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

	In Thousands			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 7,225	7,225	4,427	4,427
Securities	132,683	133,392	124,202	124,267
Loans	140,731		136,046	
Less: allowance for loan losses	(1,804)		(1,711)	
Loans, net of allowance	138,927	140,489	134,335	131,361
Financial liabilities:				
Deposits	213,275	214,040	210,852	211,213
Securities sold under repurchase agreements	19,921	19,921	13,981	13,981
Federal funds purchased	5,000	5,000	2,000	2,000
Advances from FHLB	1,000	1,060	1,000	1,012
Unrecognized financial instruments:				
Commitments to extend credit	–	–	–	–
Standby letters of credit	–	–	–	–

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(17) Earnings Per Share (EPS)

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" established uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options.

The following is a summary of components comprising basic and diluted earnings per share (EPS):

(In Thousands, except share amounts)	2001	2000	1999
Basic EPS Computation:			
Numerator - income available to common shareholders	$ 4,147	3,896	4,216
Denominator - weighted average number of common shares outstanding	522,309	524,542	532,795
Basic earnings per common share	$ 7.94	7.43	7.91
Diluted EPS Computation:			
Numerator	$ 4,147	3,896	4,216
Denominator:			
Weighted average number of common shares outstanding	522,309	524,542	532,795
Diluted effect of stock options	4,958	4,056	2,356
	527,267	528,598	535,151
Diluted earnings per common share	$ 7.87	7.37	7.88

(18) Stock Option Plan

In April, 1997, the stockholders of the Company approved the First McMinnville Corporation 1997 Stock Option Plan (The "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options for up to 57,500 shares of common stock to directors and employees of the Company.

Under the Stock Option Plan awards may be granted in the form of incentive stock options or nonstatutory stock options, and are exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

SFAS No. 123, "Accounting for Stock Based Compensation" sets forth the method for recognition of cost of plans similar to those of the Company. As is permitted, mangement has elected to continue accounting for the plan under APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for the stock option plan. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings and basic earnings per common share and diluted earnings per common share would have been reduced to the proforma amounts indicated below:

(18) Stock Option Plan, Continued

(In Thousands)	2001	2000	1999
Net Earnings:			
As Reported	$ 4,147	3,896	4,216
Proforma	$ 4,126	3,870	4,182
Basic earnings per common share:			
As Reported	$ 7.94	7.43	7.91
Proforma	$ 7.90	7.38	7.85
Diluted earnings per common share:			
As Reported	$ 7.87	7.37	7.88
Proforma	$ 7.83	7.32	7.81

Accordingly, due to the initial phase-in period, the effects of applying this statement for proforma disclosures are not likely to be representative of the effects on reported net earnings for future years.

A summary of the stock option activity for 2001 and 2000 is as follows:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	36,985	$ 59.79	32,760	58.15
Granted	–	–	5,000	70.39
Exercised	(1,960)	58.15	(105)	58.15
Forfeited	(200)	58.15	(670)	58.15
Outstanding at end of year	34,825	$ 59.89	36,985	59.79
Options exercisable at year end	21,265		19,800	

The following table summarizes information about fixed stock options at December 31, 2001:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$58.15	29,825	$58.15	2.8 years	18,215	$58.15
69.85	4,500	69.85	8.1 years	3,000	69.85
74.30	500	74.30	8.7 years	50	74.30
	34,825			21,265	

LINE OF BUSINESS

During 2001, the Company and its subsidiary, First National Bank of McMinnville (the "Bank"), were engaged primarily in the general banking business and activities closely related to banking or to managing or controlling banks, as authorized by the laws of the United States and the State of Tennessee and regulations pursuant thereto. Services offered by the Bank include checking, passbook savings and certificate accounts, safe deposit box rental, personal, commercial, agricultural, construction and real estate loans, traveler's checks, cashier's checks, bank drafts, discount brokerage services, trust services, estate planning and other banking services. The Bank renders other services in connection with its general banking business such as individual credit and financial counseling, automatic teller services and credit card accounts.

DIVIDEND AND MARKET INFORMATION

As of December 31, 2001, there were 546 holders of First McMinnville Corporation Common Stock. There is no established trading market for shares of the Company Common Stock. The following table sets forth the approximate prices at which First McMinnville Corporation Common Stock was purchased and sold in privately negotiated transactions in the Company's service area as reported to the Company or as estimated by the Company during each calendar quarter in the preceding two years.

	2001				2000			
	I	II	III	IV	I	II	III	IV
Representative Price	$75	77	78	80	$71	73	74	75

Holders of Company Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. First McMinnville Corporation declared cash dividends of $2.90 and $3.00 per share during 2000 and 2001, respectively. First McMinnville Corporation expects comparable cash dividends in the future. The limitations on the amounts available to First McMinnville Corporation for payment of dividends to stockholders are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the Consolidated Financial Statements.

ANNUAL REPORT ON FORM 10-K

A copy of the 2001 Annual Report of First McMinnville Corporation, as filed with the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934 on Form 10-K, will be provided to each stockholder free of charge on written request. Copies of any exhibits filed as part of this annual report will be provided on payment of a reasonable fee to cover reproduction cost. All requests should be addressed to: Charles C. Jacobs, Chairman, First McMinnville Corporation, 200 East Main Street, McMinnville, TN 37110.

MAIN OFFICE
200 East Main Street

BRANCHES

SMITHVILLE HWY.
917 Smithville Hwy.

SPARTA STREET
1408 Sparta Street

FARMERS & MERCHANTS
Viola, TN

MORRISON
9970 Manchester Hwy.

Our four Automatic Teller Machines make it possible for you to do your banking 24 hours a day. And now with the Cirrus Network you have nationwide access. Our ATMs are located at 200 East Main Street, 917 Smithville Highway, 1408 Sparta Street, and 9970 Manchester Highway.